June 6, 2013

VIA EDGAR

Peggy Kim

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549-3628

Re:	Emtec, Inc. Schedule 13E-3 filed May 6, 2013 File No. 5-44028 Schedule 14C filed May 6, 2013 File No. 0-32789

Dear Ms. Kim:

Emtec, Inc. (the “Company”) confirms receipt of the letter dated May 28, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 13E-3 and Schedule 14C. In response to the Staff’s comments, the Company, Dinesh R. Desai, Sunil Misra, Gregory P. Chandler and DARR Westwood LLC (together with the Company and Messrs. Desai, Misra and Chandler, the “Filing Persons”) acknowledge that:

(1)	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMTEC, INC.

By:	/s/ Dinesh R. Desai
Name:	Dinesh R. Desai
Title:	President, Chief Executive Officer, and Chairman of the Board

DARR WESTWOOD LLC

By:	/s/ Dinesh R. Desai
Name:	Dinesh R. Desai
Its Sole Member

By:	/s/ Dinesh R. Desai
Name:	Dinesh R. Desai

By:	/s/ Sunil Misra
Name:	Sunil Misra

By:	/s/ Gregory P. Chandler
Name:	Gregory P. Chandler

cc: Stephen M. Leitzell, Dechert LLP

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